Rochdale Core Alternative Strategies Master Fund LLC

The Transaction

On July 2, 2012, the Rochdale Core Alternative Strategies Master Fund LLC’s Adviser, Rochdale Investment Management LLC, and City National Bank (“City National”), a wholly-owned subsidiary of City National Corporation, signed an agreement pursuant to which City National acquired 100% ownership of the Adviser’s Parent Company (the “Transaction”).  On the closing date of the Transaction, the Adviser became a wholly-owned subsidiary of City National.